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                                                                    Exhibit 99.6

CONTACTS:

LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Eliza Walsh                         Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email: ir@lorusthera.com            Email: eliza@mcipr.com              Email: jennifer@mcipr.com

         LORUS THERAPEUTICS ANNOUNCES CLINICAL STUDY TO INVESTIGATE THE
                    COMBINATION OF GTI-2040 AND GEMCITABINE

   - Complementary intracellular mechanisms provide opportunity for enhanced effects when used together-

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, FEBRUARY 10, 2004 - Lorus Therapeutics Inc. announced today the initiation of a clinical trial aimed at examining the clinical application of its antisense drug, GTI-2040, in combination with gemcitabine in patients with solid tumors. This study is part of a larger clinical development program sponsored and coordinated by the US National Cancer Institute (NCI) in collaboration with Lorus. Dr. Chris Takamoto, the principal investigator, is an oncology researcher and director of pharmacokinetics at the Institute for Drug Development, Cancer Therapy and Research Center in San Antonio, where the study will be conducted.

GTI-2040 and gemcitabine have complementary intracellular mechanisms of action for blocking DNA synthesis and subsequently inhibiting the growth of tumor cells. This convergence of drug mechanisms of action provides the potential for enhanced or synergistic effects when used in combination.

The study will determine the recommended dose of GTI-2040 when administered with gemcitabine, an established chemotherapeutic agent. In addition, the study will evaluate the plasma pharmacokinetics and pharmacodynamics of each drug and examine cellular biomarkers that may correlate with clinical outcomes. One such biomarker is R2, the gene target of GTI-2040, and an essential component of ribonucleotide reductase, an enzyme required for cell division. The R2 component is elevated in many tumor types, and as such, suppression of R2 by GTI-2040 may serve as a biomarker for clinical response. Finally a number of clinical correlates will be investigated, in particular markers for apoptosis, or programmed cell death, which may represent an additional mechanism by which GTI-2040 selectively kills tumor cells.

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Preclinical research has shown that GTI-2040 has a broad spectrum of anticancer activity across a range of human tumors in mouse xenograft models, and when combined with other chemotherapies has improved antitumor activity with little additional toxicity. Gemcitabine (GEMZAR) is currently approved for the treatment of advanced pancreatic cancer and lung cancer.

"We are excited about the expanded range of clinical applications offered by this drug combination," said Dr. Jim Wright, chief executive officer of Lorus. "Of particular interest is the potential for GTI-2040 to reduce the development and/or the extent of resistance of cancer cells to gemcitabine, an important cause of treatment failure. If demonstrated this would provide new hope for patients with drug-resistant tumors."

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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